Exhibit 12.1

Kohl’s Corporation

Ratio of Earnings to Fixed Charges

(Dollars in Millions)

	2009	2008	2007
Earnings
Income before income taxes	$1,588	$1,425	$1,742
Fixed Charges	462	408	347
Less: interest capitalized during period	(5)	(8)	(16)

	$2,045	$1,825	$2,073

Fixed Charges
Interest (expensed or capitalized)	$139	$140	$98
Portion of rent expense representative of interest	322	267	248
Amortization of deferred financing fees	1	1	1

	$462	$408	$347

Ratio of earnings to fixed charges	4.42	4.47	5.97